FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 6, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 6, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

 Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on June 6, 2017.

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/06/06

Time of announcement: 17:01:07

Subject: Upon discussion with MOFCOM, ASE has re-filed with MOFCOM for Merger with SPIL. ASE has received MOFCOM’s formal notification for acceptance of such re-filing.

Date of events: 2017/06/06

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2017/06/06

2. Company name: Advanced Semiconductor Engineering, Inc. (the “Company” or “ASE”)

3. Relationship to the Company (please enter “head office” or “subsidiaries”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The Company and Siliconware Precision Industries Co., Ltd. (“SPIL”) have entered into the Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30, 2016, whereby ASE and SPIL will jointly establish ASE Industrial Holding Co., Ltd. by means of a statutory share exchange (“Merger”). Pursuant to the Joint Share Exchange Agreement, the completion of the Merger is subject to the approval of the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), among other conditions precedent.

6. Countermeasures: N/A

7. Any other matters that need to be specified: The Company has filed an application with MOFCOM for Merger with SPIL on August 25, 2016 pursuant to the Joint Share Exchange Agreement. The statutory review period will expire on June 11, 2017. As MOFCOM needs more time to review the application for Merger, after discussing with MOFCOM, the Company has withdrawn the application previously filed with MOFCOM and re-filed the same application with MOFCOM for Merger (the “Re-Filing”). The Company has received the formal notification letters from MOFCOM for consenting to the withdrawal of previously filed application for Merger and accepting the Re-Filing, respectively, on June 6, 2017. ASE and SPIL will continue to proceed with the Merger in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4 (if filed), the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.